Exhibit 4.1

DESCRIPTION OF EXPRO SHARE CAPITAL

The following description of Expro Ltd’s (“Expro”) share capital is a summary only and is qualified by the complete text of the amended and restated memorandum and articles of association of Expro (the “Expro A&R Charter”).

Authorized Share Capital

Expro is authorized to issue up to 300,000,000 shares consisting of 250,000,000 ordinary shares of $0.0001 par value each, and 50,000,000 preferred shares of $0.0001 par value each.

Ordinary Shares

Voting Rights. Each Expro Ordinary Share entitles the holder thereof to one vote for each Expro Ordinary Share held by the holder on all matters subject to vote at general meetings of Expro. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll in such manner as the chairperson directs, and the result of the poll shall be deemed to be the resolution of the meeting. In the case of an equality of votes, the chairperson of the meeting is not entitled to exercise a second or casting vote. Unless specified in the Expro A&R Charter, or as required by applicable provisions of Cayman Islands law or applicable stock exchange rules, the affirmative vote by ordinary resolutions, being a resolution passed at a general meeting of shareholders by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote at such general meeting, is required to approve any matter voted on by Expro Shareholders. Approval of certain actions requires a special resolution under Cayman Islands law and pursuant to the Expro A&R Charter, being a resolution passed at a general meeting of shareholders by a majority of at least two-thirds of such shareholders as, being entitled to do so, vote in person or by proxy at such general meeting of Expro.

Cumulative Voting. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, the Expro A&R Charter does not provide for cumulative voting.

Dividends. The holders of Expro Ordinary Shares are entitled to such dividends as may be declared by the board of directors of Expro (the “Expro Board”) subject to the Expro A&R Charter and Cayman Islands law. Subject to any rights and restrictions for the time being attached to any shares, the directors of Expro may from time to time declare and pay interim dividends or recommend final dividends in accordance with the respective rights of shareholders if it appears to them that they are justified by Expro’s financial position and that such dividends may lawfully be paid. In addition, Expro’s shareholders may by ordinary resolutions declare a dividend, but no dividend may exceed the amount recommended by the Expro Board. No dividend may be declared and paid unless Expro’s directors determine that, immediately after the payment, Expro will be able to pay its debts as they become due in the ordinary course of business and Expro has funds lawfully available for such purpose.

Preemptive Rights, etc. Expro shareholders have no preemptive or other subscription rights, and there are no sinking fund provisions applicable to Expro Ordinary Shares.

Preferred Shares

Under the terms of the Expro A&R Charter, the Expro Board has the authority, without shareholder approval except as required by the listing standards of the New York Stock Exchange or applicable law, to issue preferred shares in one or more series. The Expro Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred shares. The rights with respect to a series of preferred shares may be greater than the rights attached to Expro Ordinary Shares. It is not possible to state the actual effect of the issuance of any preferred shares on the rights of holders of Expro Ordinary Shares until the Expro Board determines the specific rights attached to any preferred shares so issued.

The effect of issuing preferred shares could include, among other things, one or more of the following:

•	restricting dividends in respect of the Expro Ordinary Shares;

•	diluting the voting power of the Expro Ordinary Shares or providing that holders of preferred shares have the right to vote on matters as a class;

•	impairing the liquidation rights of the Expro Ordinary Shares; or

•	delaying or preventing a change of control of our company.

The issuance of preferred shares could adversely affect the voting power of holders of the Expro Ordinary Shares and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting shares.

Advance Notice Requirements for Shareholder Nominations and Other Proposals

The Expro A&R Charter includes advance notice provisions that establish procedural requirements for shareholders seeking to bring business before, or to nominate directors for election at, general meetings of shareholders.

With respect to annual general meetings, shareholder nominations and other business proposals may be made only (i) pursuant to the Company’s notice of meeting, (ii) by or at the direction of the Board or (iii) by a shareholder of record entitled to vote at the meeting who complies with the advance notice and information requirements set forth in the Expro A&R Charter.

With respect to extraordinary general meetings, nominations of directors may generally be made only if such matters are specified in the Company’s notice of meeting or, in certain circumstances, by shareholders who properly request the meeting or otherwise comply with the applicable notice procedures set forth in the Expro A&R Charter.

To be timely, a shareholder’s notice must be delivered within specified time periods prior to the meeting and must include certain information regarding the proposing shareholder, any beneficial owner for whom the shareholder is acting and, in the case of director nominations, the proposed nominee. These provisions are designed to allow the Expro Board adequate time to evaluate proposals and nominees and to facilitate the orderly conduct of shareholder meetings.

Extraordinary General Meetings of Shareholders

Under the Expro A&R Charter, general meetings of shareholders other than annual general meetings are referred to as extraordinary general meetings.

Extraordinary general meetings may be called by the Expro Board at any time. In addition, shareholders holding not less than 25% of the voting power of Expro’s outstanding shares entitled to vote on the relevant matter may require Expro to call an extraordinary general meeting by complying with specified procedural and informational requirements. If the Expro Board does not call such a meeting within the period prescribed by the Expro A&R Charter, the requesting shareholders may themselves convene the meeting in accordance with the Expro A&R Charter.

These provisions may limit the ability of shareholders holding less than the specified ownership threshold to call extraordinary general meetings.

Shareholder Action by Written Consent

The Expro A&R Charter permits shareholders to act by written resolution without holding a general meeting (whether an annual general meeting or an extraordinary general meeting) only if all shareholders entitled to vote on the matter consent in writing. As a result, shareholders may take action by written consent only by unanimous approval. This requirement may have the effect of limiting the ability of shareholders to act outside of a duly convened general meeting.

Anti-Takeover Provisions

The Expro A&R Charter contains provisions that may have the effect of discouraging, delaying or preventing a change of control or unsolicited acquisition proposals that shareholders might consider favorable. These provisions include, among others, restrictions on Expro engaging in certain business combinations with an “interested member” (generally defined as a shareholder owning a specified percentage of Expro’s voting power) for a period of three years following the time such shareholder becomes an interested member, unless specified conditions are satisfied, including approval by the Expro Board or by a supermajority of disinterested shareholders. In addition, Expro’s ability to issue preferred shares, the advance notice provisions described above and other governance provisions applicable to annual general meetings and extraordinary general meetings may have the effect of delaying or preventing changes in control or changes in the composition of the Expro Board.

Director Vacancies

Under the Expro A&R Charter, vacancies on the Expro Board, including newly created directorships, may be filled by the remaining directors or by shareholders. A director may be appointed by ordinary resolution of shareholders at a general meeting (including an annual general meeting or an extraordinary general meeting) or by the Board, subject to any maximum number of directors fixed by the Expro Board. The ability of the Expro Board to fill vacancies between shareholder meetings may have the effect of enabling the Expro Board to maintain continuity of management and control.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by the Expro A&R Charter on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Expro A&R Charter governing the ownership threshold above which shareholder ownership must be disclosed.

Limitation of Liability and Indemnification Matters

The Expro A&R Charter provides that, to the extent permitted by law, Expro shall indemnify each existing or former director (including alternate director), secretary and other officer of Expro (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of Expro’s business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning Expro or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of their own dishonesty, willful default or fraud.

To the extent permitted by the Companies Act, Expro may make a payment or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of Expro in respect of any matter identified pursuant to the foregoing provisions on condition that the director (including alternate director), secretary or officer must repay the amount paid by Expro to the extent that it is ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs.

Transfer Agent and Registrar

The transfer agent and registrar for Expro Ordinary Shares is Equiniti Trust Company, LLC.